Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Westmoreland Coal Company

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3 No. 333-158577) and related Prospectus of Westmoreland Coal Company for the resale, from time to time, by selling security holders of 2,840,261 shares of Westmoreland Coal Company common stock, and to the incorporation by reference therein of our reports dated March 13, 2012, with respect to the consolidated financial statements of Westmoreland Coal Company and the effectiveness of internal control over financial reporting of Westmoreland Coal Company included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Denver, Colorado
April 25, 2012